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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

41803.00100

EMBRAER S.A.
PUBLIC COMPANY
CNPJ Nº 07.689.002/0001-89
NIRE 35.300.325.761

NOTICE TO THE MARKET

Embraer S.A. (“Company”) hereby informs that the Company’s Board of Directors, at meeting held on April 27, 2020, approved the withdrawal of the Management Proposal for the Extraordinary Shareholders’ Meeting called to be held on April 29, 2020 with respect to the Long-Term Incentive. Therefore, the corresponding item on the agenda of the Shareholders’ Meeting is cancelled.

The Company clarifies that the other matters on the agenda of the Annual and Extraordinary Shareholders’ Meetings called to be held on April 29, 2020 are maintained, pursuant to the call notice.

São José dos Campos, April 28, 2020.

ANTONIO CARLOS GARCIA

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations